Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 10, 2010	September 11, 2009
Income (loss) before income taxes	$441	$(592)
Losses related to equity method investees	20	50

	461	(542)

Add/(deduct):
Fixed charges	210	182
Interest capitalized	(11)	(24)
Distributed income of equity method investees	3	6
Net losses attributable to noncontrolling interests	0	11

Earnings (losses) attributable to Marriott available for fixed charges	$663	$(367)

Fixed charges:
Interest expensed and capitalized (1)	$141	$108
Estimate of interest within rent expense	69	74

Total fixed charges	$210	$182

Ratio of earnings (losses) attributable to Marriott to fixed charges (2)	3.2	—

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
(2)	For the thirty-six weeks ended September 11, 2009, earnings were inadequate to cover fixed charges by approximately $549 million.

Exhibit 12